245 Summer Street	Fidelity® Investments
Boston, MA 02210

March 13, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Advisor Series I, Fidelity Advisor Series VII, Fidelity Advisor Series VIII, Fidelity Capital Trust, Fidelity Commonwealth Trust, Fidelity Commonwealth Trust II , Fidelity Concord Street Trust, Fidelity Contrafund, Fidelity Covington Trust, Fidelity Destiny Portfolios, Fidelity Devonshire Trust, Fidelity Financial Trust, Fidelity Hastings Street Trust, Fidelity Investment Trust, Fidelity Magellan Fund, Fidelity Mt. Vernon Street Trust, Fidelity Puritan Trust, Fidelity Securities Fund, Fidelity Select Portfolios, Fidelity Summer Street Trust, and Fidelity Trend Fund (the trusts) and the funds listed in Appendix A (the funds)

File Nos. 811-03785, 811-03010, 811-03855, 811-02841, 811-02546, 811-21990, 811-05251, 811-01400, 811-07319, 811-01796, 811-01352, 811-03587, 811-00215, 811-04008, 811-01193, 811-03583, 811-00649, 811-04118, 811-03114, 811-02737, 811-00790

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders in connection with a Special Meeting of Shareholders of the funds to be held on June 9, 2020. Pursuant to Rule 14a-3(c), the required informational copy of each fund’s Annual Report for the relevant fiscal period end has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about April 13, 2020. In order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than March 24, 2020.

Please contact Renee Fuller at (603) 721-4221 with any questions or comments relating to this filing.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group

Appendix A

FIDELITY ADVISOR SERIES I

Fidelity Advisor Balanced Fund

Fidelity Advisor Dividend Growth Fund

Fidelity Advisor Equity Growth Fund

Fidelity Advisor Equity Income Fund

Fidelity Advisor Equity Value Fund

Fidelity Advisor Floating Rate High Income Fund

Fidelity Advisor Growth & Income Fund

Fidelity Advisor Growth Opportunities Fund

Fidelity Advisor High Income Advantage Fund

Fidelity Advisor Large Cap Fund

Fidelity Advisor Leveraged Company Stock Fund

Fidelity Advisor Mid Cap II Fund

Fidelity Advisor Series Equity Growth Fund

Fidelity Advisor Series Growth Opportunities Fund

Fidelity Advisor Series Small Cap Fund

Fidelity Advisor Small Cap Fund

Fidelity Advisor Stock Selector Mid Cap Fund

Fidelity Advisor Value Fund

Fidelity Advisor Value Strategies Fund

Fidelity Real Estate High Income Fund

FIDELITY ADVISOR SERIES VII

Fidelity Advisor Biotechnology Fund

Fidelity Advisor Communications Equipment Fund

Fidelity Advisor Consumer Discretionary Fund

Fidelity Advisor Energy Fund

Fidelity Advisor Financial Services Fund

Fidelity Advisor Global Real Estate Fund

Fidelity Advisor Health Care Fund

Fidelity Advisor Industrials Fund

Fidelity Advisor Real Estate Fund

Fidelity Advisor Semiconductors Fund

Fidelity Advisor Technology Fund

Fidelity Advisor Utilities Fund

FIDELITY ADVISOR SERIES VIII

Fidelity Advisor Diversified International Fund

Fidelity Advisor Emerging Asia Fund

Fidelity Advisor Emerging Markets Fund

Fidelity Advisor Global Capital Appreciation Fund

Fidelity Advisor Global Equity Income Fund

Fidelity Advisor International Capital Appreciation Fund

Fidelity Advisor Overseas Fund

Fidelity Advisor Value Leaders Fund

FIDELITY CAPITAL TRUST

Fidelity Capital Appreciation Fund

Fidelity Disciplined Equity Fund

Fidelity Flex Small Cap Fund

Fidelity Focused Stock Fund

Fidelity Stock Selector All Cap Fund

Fidelity Stock Selector Small Cap Fund

Fidelity Value Fund

FIDELITY COMMONWEALTH TRUST

Fidelity Nasdaq Composite Index Tracking Stock

FIDELITY COMMONWEALTH TRUST II

Fidelity International Enhanced Index Fund

Fidelity Large Cap Core Enhanced Index Fund

Fidelity Large Cap Growth Enhanced Index Fund

Fidelity Large Cap Value Enhanced Index Fund

Fidelity Mid Cap Enhanced Index Fund

Fidelity Small Cap Enhanced Index Fund

FIDELITY CONCORD STREET TRUST

Fidelity 500 Index Fund

Fidelity Event Driven Opportunities Fund

Fidelity Extended Market Index Fund

Fidelity Flex 500 Index Fund

Fidelity Flex Large Cap Value II Fund

Fidelity Founders Fund

Fidelity International Index Fund

Fidelity Large Cap Stock Fund

Fidelity Large Cap Stock K6 Fund

Fidelity Mid-Cap Stock Fund

Fidelity Mid-Cap Stock K6 Fund

Fidelity Nasdaq Composite Index Fund

Fidelity Series International Index Fund

Fidelity Series Small Cap Discovery Fund

Fidelity Series Total Market Index Fund

Fidelity Small Cap Discovery Fund

Fidelity Small Cap Stock Fund

Fidelity Small Cap Stock K6 Fund

Fidelity Total Market Index Fund

Fidelity ZERO Extended Market Index Fund

Fidelity ZERO International Index Fund

Fidelity ZERO Large Cap Index Fund

Fidelity ZERO Total Market Index Fund

FIDELITY CONTRAFUND

Fidelity Advisor New Insights Fund

Fidelity Contrafund

Fidelity Contrafund K6

Fidelity Flex Opportunistic Insights Fund

Fidelity Series Opportunistic Insights Fund

FIDELITY COVINGTON TRUST

Fidelity Dividend ETF for Rising Rates

Fidelity High Dividend ETF

Fidelity High Yield Factor ETF

Fidelity International High Dividend ETF

Fidelity International Value Factor ETF

Fidelity Low Volatility Factor ETF

Fidelity Momentum Factor ETF

Fidelity MSCI Communication Services Index ETF

Fidelity MSCI Consumer Discretionary Index ETF

Fidelity MSCI Consumer Staples Index ETF

Fidelity MSCI Energy Index ETF

Fidelity MSCI Financials Index ETF

Fidelity MSCI Health Care Index ETF

Fidelity MSCI Industrials Index ETF

Fidelity MSCI Information Technology Index ETF

Fidelity MSCI Materials Index ETF

Fidelity MSCI Real Estate Index ETF

Fidelity MSCI Utilities Index ETF

Fidelity Quality Factor ETF

Fidelity Small-Mid Factor ETF

Fidelity Stocks for Inflation ETF

Fidelity Targeted Emerging Markets Factor ETF

Fidelity Targeted International Factor ETF

Fidelity Value Factor ETF

FIDELITY DESTINY PORTFOLIOS

Fidelity Advisor Capital Development Fund

Fidelity Advisor Diversified Stock Fund

FIDELITY DEVONSHIRE TRUST

Fidelity Equity-Income Fund

Fidelity Equity-Income K6 Fund

Fidelity Flex Mid Cap Value Fund

Fidelity Mid Cap Value Fund

Fidelity Mid Cap Value K6 Fund

Fidelity Series All-Sector Equity Fund

Fidelity Series Stock Selector Large Cap Value Fund

Fidelity Series Value Discovery Fund

Fidelity Stock Selector Large Cap Value Fund

FIDELITY FINANCIAL TRUST

Fidelity Convertible Securities Fund

Fidelity Equity Dividend Income Fund

Fidelity Independence Fund

FIDELITY HASTINGS STREET TRUST

Fidelity Fund

Fidelity Growth Discovery Fund

Fidelity Mega Cap Stock Fund

Fidelity Series Emerging Markets Debt Fund

Fidelity Series Large Cap Stock Fund

FIDELITY INVESTMENT TRUST

Fidelity Canada Fund

Fidelity China Region Fund

Fidelity Diversified International Fund

Fidelity Diversified International K6 Fund

Fidelity Emerging Asia Fund

Fidelity Emerging Europe, Middle East, Africa (EMEA) Fund

Fidelity Emerging Markets Discovery Fund

Fidelity Emerging Markets Fund

Fidelity Enduring Opportunities Fund

Fidelity Europe Fund

Fidelity Flex International Fund

Fidelity Global Commodity Stock Fund

Fidelity Global Equity Income Fund

Fidelity Infrastructure Fund

Fidelity International Capital Appreciation Fund

Fidelity International Capital Appreciation K6 Fund

Fidelity International Discovery Fund

Fidelity International Discovery K6 Fund

Fidelity International Growth Fund

Fidelity International Small Cap Fund

Fidelity International Small Cap Opportunities Fund

Fidelity International Value Fund

Fidelity Japan Fund

Fidelity Japan Smaller Companies Fund

Fidelity Latin America Fund

Fidelity Nordic Fund

Fidelity Overseas Fund

Fidelity Pacific Basin Fund

Fidelity SAI International SMA Completion Fund

Fidelity Series Canada Fund

Fidelity Series Emerging Markets Fund

Fidelity Series Emerging Markets Opportunities Fund

Fidelity Series International Growth Fund

Fidelity Series International Small Cap Fund

Fidelity Series International Value Fund

Fidelity Series Overseas Fund

Fidelity Total Emerging Markets Fund

Fidelity Total International Equity Fund

Fidelity Worldwide Fund

FIDELITY MAGELLAN FUND

Fidelity Magellan Fund

Fidelity Magellan K6 Fund

FIDELITY MT. VERNON STREET TRUST

Fidelity Flex Mid Cap Growth Fund

Fidelity Growth Company Fund

Fidelity Growth Company K6 Fund

Fidelity Growth Strategies Fund

Fidelity Growth Strategies K6 Fund

Fidelity New Millennium Fund

Fidelity Series Growth Company Fund

FIDELITY PURITAN TRUST

Fidelity Balanced Fund

Fidelity Balanced K6 Fund

Fidelity Flex Intrinsic Opportunities Fund

Fidelity Low-Priced Stock Fund

Fidelity Low-Priced Stock K6 Fund

Fidelity Puritan Fund

Fidelity Puritan K6 Fund

Fidelity Series Intrinsic Opportunities Fund

Fidelity Value Discovery Fund

Fidelity Value Discovery K6 Fund

FIDELITY SECURITIES FUND

Fidelity Blue Chip Growth Fund

Fidelity Blue Chip Growth K6 Fund

Fidelity Blue Chip Value Fund

Fidelity Dividend Growth Fund

Fidelity Flex Large Cap Growth Fund

Fidelity Growth & Income Portfolio

Fidelity Leveraged Company Stock Fund

Fidelity OTC K6 Portfolio

Fidelity OTC Portfolio

Fidelity Real Estate Income Fund

Fidelity Series Blue Chip Growth Fund

Fidelity Series Real Estate Income Fund

Fidelity Series Small Cap Opportunities Fund

Fidelity Small Cap Growth Fund

Fidelity Small Cap Growth K6 Fund

Fidelity Small Cap Value Fund

FIDELITY SELECT PORTFOLIOS

Fidelity Flex Real Estate Fund

Fidelity International Real Estate Fund

Fidelity Real Estate Investment Portfolio

Fidelity Telecom and Utilities Fund

Select Air Transportation Portfolio

Select Automotive Portfolio

Select Banking Portfolio

Select Biotechnology Portfolio

Select Brokerage and Investment Management Portfolio

Select Chemicals Portfolio

Select Communication Services Portfolio

Select Communications Equipment Portfolio

Select Computers Portfolio

Select Construction and Housing Portfolio

Select Consumer Discretionary Portfolio

Select Consumer Finance Portfolio

Select Consumer Staples Portfolio

Select Defense and Aerospace Portfolio

Select Energy Portfolio

Select Energy Service Portfolio

Select Environment and Alternative Energy Portfolio

Select Financial Services Portfolio

Select Gold Portfolio

Select Health Care Portfolio

Select Health Care Services Portfolio

Select Industrials Portfolio

Select Insurance Portfolio

Select IT Services Portfolio

Select Leisure Portfolio

Select Materials Portfolio

Select Medical Technology and Devices Portfolio

Select Natural Gas Portfolio

Select Natural Resources Portfolio

Select Pharmaceuticals Portfolio

Select Retailing Portfolio

Select Semiconductors Portfolio

Select Software and IT Services Portfolio

Select Technology Portfolio

Select Telecommunications Portfolio

Select Transportation Portfolio

Select Utilities Portfolio

Select Wireless Portfolio

FIDELITY SUMMER STREET TRUST

Fidelity Capital & Income Fund

Fidelity Export and Multinational Fund

Fidelity Focused High Income Fund

Fidelity Global High Income Fund

Fidelity High Income Fund

Fidelity New Markets Income Fund

Fidelity Series Floating Rate High Income Fund

Fidelity Series High Income Fund

Fidelity Short Duration High Income Fund

Fidelity U.S. Low Volatility Equity Fund

Fidelity Women’s Leadership Fund

FIDELITY TREND FUND

Fidelity Trend Fund